UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File No. 000-55991

PETROTEQ ENERGY INC.
(Translation of registrant's name into English)

15315 W. Magnolia Blvd., Suite 120
Sherman Oaks, California 91403
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

CHANGE OF REGISTRANT'S STATUS TO A FOREIGN PRIVATE ISSUER

Petroteq Energy Inc. (the "Company") is now a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act of 1933, as amended and Rule 3b-4 under the U.S Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has requalified as a foreign private issuer because management has determined that less than 50% of the Company's outstanding voting securities were held of record by residents of the United States as of February 28, 2022 (being the last business day of its most recent fiscal quarter).  As a consequence, we are now exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are no longer required under the Exchange Act to file annual, quarterly and current reports and financial statements with the United States Securities and Exchange Commission (the "SEC") as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, commencing with our annual report for the year ending August 31, 2022.

We are also required to furnish additional continuous disclosure materials to the SEC on Form 6-K under the Exchange Act, including unaudited quarterly financial statements and related management's discussion and analysis, and proxy materials prepared in accordance with Canadian requirements.  Specifically, we are required to furnish on Form 6-K whatever information, not previously furnished, that we

(i) make or are required to make public pursuant to the applicable Canadian laws, or

(ii) file or are required to file with any stock exchange on which our securities are traded and which is made public by that exchange, or

(iii) distribute or are required to distribute to our security holders.

The information that we are required to furnish on Form 6-K is that which is material with respect to our Company and our subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in our certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of our security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which we deem to be of material importance to our security holders.

Each report on Form 6-K is required to be furnished promptly after the material contained in the report is made public as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROTEQ ENERGY INC.

/s/ Vladimir Podlipskiy
Dr. Vladimir Podlipskiy
Interim Chief Executive Officer

Date:  March 15, 2022